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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

Amendment No.:

Name of Issuer:  RehabCare Group, Inc.

Title of Class of Securities:  Ordinary Shares

CUSIP Number:  759148109

          (Name, Address and Telephone Number of Person
       Authorized To Receive Notices and Communications)

             Robert Horwitz, RH Capital Associates,
         55 Harristown Road, Glen Rock, New Jersey 07452
                         (201) 444-2850

     (Date of Event which Requires Filing of this Statement)

                        February 5, 1997

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of
Rule 13d-1(b)(3) or (4), check the following box [   ].

Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of class. See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



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CUSIP No. 759148109

1.  Name of Reporting Person
    S.S. or I.R.S. Identification No. of Above Person

         Robert Horwitz     ###-##-####

2.  Check the Appropriate Box if a Member of a Group

         a.
         b.   x

3.  SEC Use Only

4.  Source of Funds

         AF

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6.  Citizenship or Place of Organization

         USA

Number of Shares Beneficially Owned by Each Reporting Person
With:

7.  Sole Voting Power:



8.  Shared Voting Power:

         308,600

9.  Sole Dispositive Power:



10. Shared Dispositive Power:

         308,600

11. Aggregate Amount Beneficially Owned by Each Reporting Person



12. Check Box if the Aggregate Amount in Row (11) Excludes
    Certain Shares



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13. Percent of Class Represented by Amount in Row (11)

         6.6%

14. Type of Reporting Person

         IN














































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CUSIP No. 759148109

1.  Name of Reporting Person
    S.S. or I.R.S. Identification No. of Above Person

         RH Capital Associates   22-3033645

2.  Check the Appropriate Box if a Member of a Group

         a.
         b.   x

3.  SEC Use Only

4.  Source of Funds

         AF

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6.  Citizenship or Place of Organization

         Sole proprietor is a U.S. citizen

Number of Shares Beneficially Owned by Each Reporting Person
With:

7.  Sole Voting Power:



8.  Shared Voting Power:

         308,600

9.  Sole Dispositive Power:



10. Shared Dispositive Power:

         308,600

11. Aggregate Amount Beneficially Owned by Each Reporting Person



12. Check Box if the Aggregate Amount in Row (11) Excludes
    Certain Shares



                                4



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13. Percent of Class Represented by Amount in Row (11)

         6.6%

14. Type of Reporting Person

         OO














































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Item 1.  Security and Issuer

         This statement relates to shares Common Stock (the

"Shares") of RehabCare Group, Inc. (the "Company").  The

Company's principal executive office is located at 7733 Forsythe

Boulevard, Suite 1700, St. Louis, Missouri 63105.

Item 2.  Identity and Background

         This statement is being filed on behalf of Robert

Horwitz and RH Capital Associates, whose address is 55 Harristown

Road, Glen Rock, New Jersey 07452.

         Mr. Horwitz is the owner of RH Capital Associates, a

sole proprietorship ("RHC").  RHC is the sole general partner of

Glen Rock Partners, L.P. and RH Capital Associates Number One,

L.P. (the "Partnerships").  The Partnerships are Delaware limited partnerships.  The principal business of Mr. Horwitz and RHC is to act as manager to certain entities and accounts and as general partner to the Partnerships.

         RHC is also investment manager of Cragswood Ltd.

("Cragswood"), an offshore investment corporation.

         Neither Mr. Horwitz nor RHC has, during the last five

years, been convicted in any criminal proceeding.

         Neither Mr. Horwitz nor RHC has, during the last five

years, been a party to a civil proceeding of a judicial or

administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of,

or prohibiting or mandating activities subject to, federal or




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state securities laws or finding any violations with respect to such laws.

         Mr. Horwitz is a citizen of the United States of

America.

Item 3.  Source and Amount of Funds or Other Consideration

         As of the date hereof, each of Mr. Horwitz and RHC is

deemed to beneficially own 308,600 Shares.  All 308,600 Shares are held by the Partnerships, Cragswood and managed accounts over each of which Mr. Horwitz and RHC have investment discretion.

Shares were purchased in open market transactions at an aggregate cost of $5,842,909.50.  The funds for the purchase of the Shares held in the Partnerships, Cragswood and the managed accounts have come from the working capital of each.  No funds were borrowed in connection with the purchase of Shares.

Item 4.  Purpose of Transaction

         The Shares beneficially owned by Mr. Horwitz and

RHC were acquired for, and are being held for, investment

purposes.

         Neither Mr. Horwitz nor RHC have any plan or

proposal which relates to, or would result in, any of the

actions enumerated in Item 4 of the instructions to Schedule

13D.










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Item 5.  Interest in Securities of the Issuer

         As of the date hereof, each of Mr. Horwitz and RHC

is estimated to be the beneficial owner of 308,600 Shares of the Company.  Based on the Company's latest 10-Q, as of

November 30, 1996 there were a total of 4,698,487

outstanding Shares.  Therefore, Mr. Horwitz and RHC each

beneficially owns 6.6% of the outstanding Shares.  Mr.

Horwitz and RHC have the power to vote, direct the vote,

dispose of or direct the disposition of all the Shares of

the Company that are currently beneficially owned by them.

Item 6.  Contracts, Arrangements, Understandings or
         Relationships With Respect to Securities of the Issuer

         Neither Mr. Horwitz nor RHC has any contract,

arrangement, understanding or relationship with any person

with respect to the Shares.

Item 7.  Material to be Filed as Exhibits

         A description of the transactions in the Shares

that were effected by Mr. Horwitz and RHC over the past 60

days is filed herewith as Exhibit A.



Signature

         The undersigned, after reasonable inquiry and to

the best of their knowledge and belief, certify that the

information set forth in this statement is true, complete

and correct.




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February 11, 1997
   Date


                           /s/ Robert Horwitz
                           Robert Horwitz


                           RH Capital Associates

                           /s/ Robert Horwitz
                           Robert Horwitz









































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42255001.AB4



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                                                           Exhibit A

         Purchase      Number          Price
          Date         of Shares       per Share      Value

         01-17-97       2,100.00        19.425       40,792.50
         01-21-97      22,500.00        19.625      441,562.50
         01-27-97      12,000.00        19.625      235,500.00
         02-03-97      14,000.00        21.500      301,000.00
         02-05-97      17,000.00        21.125      359,125.00
         02-05-97       3,000.00        21.039       63,375.00
         02-07-97      39,000.00        21.039      820,501.50
         02-10-97      15,000.00        21.113      316,687.50








































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42255001.AB4